UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 28, 2026

(Date of Report (Date of earliest event reported))

Mode Mobile, Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-3902362
(State of incorporation)	(IRS Employer Identification Number)

1 East Erie Street, Suite 525 #342 Chicago, IL	60611
(Address of principal executive offices)	(ZIP Code)

847-999-8739

(Registrant’s telephone number, including area code)

Class AAA Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Mode Mobile, Inc. (the “Company”) will not file its semi-annual report on Form 1-SA for the six months ended June 30, 2026 by its September 28, 2026 due date. The Company requires additional time to complete internal procedures associated with the preparation of its interim financial statements. The Company intends to submit its Form 1-SA as soon as practicable.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this current report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

Mode Mobile, Inc.

By:	/s/ Dan Novaes
Title:	Chief Executive Officer
Date:	September 28, 2026